DRIVING
OUR VISION

QCR HOLDINGS, INC.
a relationship driven organization®

WHAT IS A "COMMUNITY BANK"?

Virtually every bank claims to be a "Community Bank", and many create a definition to support their banking model. At QCR Holdings, Inc. we believe that the definition of a true Community Bank is quite clear – and that it is based on the needs of the Communities and Clients that we serve. Further, we have spent the entire 20 year history of our Company focused on being the "Relationship Driven Organization" that is the heart of our QCR Holdings, Inc. business model, a business model that provides each QCR Holdings entity with the autonomy to tailor products, services and decisions unique to the Clients and Communities that it serves.

Each of our clients "need" something different from their banking relationship. Our people have the experience and talent to build strong relationships with our clients, to understand their unique hopes, dreams, challenges & opportunities as well as they do, and to bring them decisions and solutions that help them succeed. Our local bankers in the Quad Cities, Cedar Rapids, Rockford, and Waterloo/Cedar Falls communities are empowered to tailor products, services and decisions to the Clients and Communities that they serve, creating the customized "relationship based" service that drives our Company.

Serving the needs of our Clients and the Communities in which we live and work by developing strong relationships and using these relationships to help our Clients succeed and our Communities thrive, is what we do each day. That is what being a "Community Bank" is all about.

Our local bankers are supported by a QCR Holdings Group Operations team that delivers operational services in a centralized and efficient manner. The members of the Group Operations team share the same passion for building relationships with, and exceeding the expectations of, their internal "clients" at each of our entities, allowing each of our Community Banks to possess the resources of a much larger financial institution.

Further supporting our local Community Banks is a Board of Directors at each banking charter that consists of community leaders who share this drive to make a difference to our Clients and the Communities in which they live and work.

By staying true to our business model of delivering local decisions that impact Clients and Communities, and delivering support services that do not directly impact clients in a centralized and efficient manner, we have allowed Quad City Bank & Trust, Cedar Rapids Bank & Trust, Rockford Bank & Trust, and Community Bank & Trust to create a strong "Community Bank" brand in their respective markets and to become the bank of choice for clients that value a strong relationship with their bank.

Each member of our QCR Holdings team will continue to focus on creating meaningful and lasting relationships with our clients as we work hard to create significant long-term value for our shareholders.

A MESSAGE FROM OUR CHAIRMAN

James J. Brownson

AS NOTED IN PAST CHAIRMAN'S MESSAGES, SUCCESSFUL COMMUNITY BANKING IN OUR RELATIONSHIP DRIVEN ORGANIZATION WILL ALWAYS BE A CORE STRATEGY EMPLOYED IN BUILDING SHAREHOLDER VALUE AT QCR HOLDINGS. THE FINANCIAL RESULTS OVER THE PAST TWENTY YEARS CERTAINLY SPEAK TO THE SUCCESS OF OUR BUSINESS MODEL. HOWEVER, AS IN MANY THINGS IN LIFE, NUMBERS DO NOT ALWAYS TELL THE COMPLETE STORY.

This past January a small group of original investors and bank management got together for lunch at a locally owned restaurant here in the Quad Cities to celebrate the twenty year anniversary of our original charter Quad City Bank and Trust Company. We all remembered that cold day in January 1994, when Quad City Bank & Trust opened its doors. The memories were plentiful, warm and happy. We apparently were overheard by other patrons in the restaurant and after lunch was over, one of these patrons came up to us and said "thank you". He could not help but overhear our reminiscing and as a retired owner of a large locally owned hardware store he wanted to tell us how pleased they were to do business with a bank having rock solid ties to the community, with significant local ownership, and where all decisions were made locally. On top of that, he told us we had the best possible employees delivering on that brand promise day after day after day. We of course thanked the gentleman for his very kind remarks and from that day forward I knew I wanted to bring that message to you, our shareholders.

The thanks we received from the gentleman in the Quad Cities is but a mere example of compliments that are repeated daily at all of our Community Banks throughout the QCR Holdings enterprise. As Directors and employees of QCR Holdings we take great pride in those "thank yous" as we know the accumulation of all those "thank yous" builds lasting value to all of our shareholders.

Fiscal year 2013 was a very successful year highlighted by the addition to our Company of our friends at Community National Bank in Waterloo. We certainly welcome all the employees and shareholders from the Waterloo/Cedar Falls area to our Company and look forward to many years of successful Community Banking with them.

As always, I need to especially thank the "core of the core" of our Community Banking model - all of the employees who make our Company what it is today. Without their commitment to living our Community Banking brand we would just be another bank on another corner. Thank you all for making a difference.

To all of our shareholders both old and new, I say welcome and thank you for investing in our Company where we truly believe we can make a difference in the financial world we call Community Banking. I just know you are going to enjoy the ride.


QCR
HOLDINGS, INC.
a relationship driven organization*

20th Anniversary Celebration
NASDAQ Closing Bell Ceremony, October 2, 2013

QCR Holdings, Inc. will be the premier provider of financial services to businesses and individuals for whom relationships matter, in markets where we can excel.

- Our Mission

Summary of Financial Results 2008 - 2013

(in thousands)

	2008	2009	2010	2011	2012	2013
Net interest income	$44,623	$50,662	$49,864	$54,145	$57,649	$64,105
Non-interest income	13,931	15,547	15,406	17,462	16,621	25,814
Non-interest expense	(42,334)	(46,937)	(48,549)	(50,993)	(52,259)	(64,433)
Pre-tax pre-provision net income	16,220	19,272	16,721	20,614	22,011	25,486
Provision expense	(9,222)	(16,976)	(7,464)	(6,616)	(4,371)	(5,930)
Income before taxes	6,998	2,296	9,257	13,998	17,640	19,556
Income taxes	(1,735)	(247)	(2,449)	(3,868)	(4,534)	(4,618)
Income from continuing operations	5,263	2,049	6,808	10,130	13,106	14,938
Income from discontinued operations	1,734	-	-	-	-	-
Net income	6,997	2,049	6,808	10,130	13,106	14,938
Less: net income attributable to non controlling interests	288	277	221	438	488	-
Net income attributable to QCR Holdings, Inc.	$6,709	$1,772	$6,587	$9,692	$12,618	$14,938

TO OUR SHAREHOLDERS,

QCR Holdings had its busiest (and perhaps best) year yet in its 20 year history and we continue to believe the business model that we are proud to call "The Local Community Bank Advantage" propelled this year of record earnings. We believe "The Local Community Bank Advantage" is a key differentiator in our market places as our clients seek the exceptional, personalized local service and advice that we can provide. Our clients continue to value the opportunity to be able to sit one-on-one with their bankers and not be placed into queue at an 800 number regional call center. We could not be more proud of our 400 dedicated employees whose mission it is to be the premier provider of financial services to those whom relationships matter. At QCR Holdings, we strongly believe that the strength of our Company will depend on the strength of the communities that we serve, and to that end, our employees are actively volunteering on a daily basis to make their communities a better place in which to live and work.

We not only achieved the record earnings that we will discuss below, we achieved some notable milestones as well:

ACQUISITION OF COMMUNITY NATIONAL BANK

In 2013, we completed our first bank acquisition, proudly welcoming the shareholders, staff and clients of Community National Bank in Waterloo/Cedar Falls, Iowa to the QCR Holdings family. On May 13, 2013 we acquired their eight banking locations and approximately $279 million in assets and $247 million in deposits. To allow us to focus on the Waterloo/Cedar Falls markets, in the fourth quarter of 2013 QCR Holdings completed the sale of the two Mason City, Iowa branches and the two Austin, MN branches of Community National. Subsequent to the sales of these branches, the Company executed a data conversion and merger of Community National Bank into Cedar Rapids Bank & Trust. In conjunction with the conversion, Community National Bank changed its name to Community Bank & Trust and now operates as a division of Cedar Rapids Bank & Trust. Our 2013 earnings were propelled by acquisition related gains of $4.1 million (bargain purchase gain of $1.8 million and the gains on the branch sales of $2.3 million), which were offset by acquisition and data conversion related costs of $2.3 million for the year.

CONVERSION OF SERIES E PREFERRED STOCK TO COMMON STOCK

On December 23, 2013, we completed the conversion of all 25,000 outstanding shares of our Series E Non-Cumulative Convertible Perpetual Preferred Stock ("Series E Preferred") into shares of common stock. Holders of Series E Preferred stock received, for each share of Series E Preferred held as of December 23, 2013, the number of shares of common stock that resulted from dividing $1,000 (the issuance price per share of the Series E Preferred) by $12.15 (the conversion price per share), for an aggregate issuance of 2,057,502 shares of common stock. This was a significant accomplishment and a critical component to our long-term capital plan as it increased our tangible common equity ratio by approximately 100 basis points and eliminated annual preferred dividends totaling $1.75 million.

2013 RESULTS AND HIGHLIGHTS

ANNUAL EARNINGS UP 18% FROM PRIOR YEAR

Despite an unsettled backdrop of an uncertain economy and an ever-challenging regulatory environment, our teams executed on our strategic initiatives for another record year.

For 2013, our annual earnings were up 18% from the prior year. For the year ended December 31, 2013, net income attributable to QCR Holdings Inc. was $14.9 million, resulting in diluted earnings per share of $2.08 after preferred stock dividends of $3.2 million. For the same period in 2012, we reported net income of $12.6 million, or diluted earnings per share of $1.85 after preferred stock dividends of $3.5 million.

For 2013, we grew non-interest bearing core deposits 20%, successfully shifting the deposit mix from more brokered and other time deposits, along with wholesale funding, which in turn helped to drive down our cost of funds. Non-interest bearing deposits grew $92 million this year, this on top of 26% growth in 2012.

The ratio of nonperforming assets-to-total assets was 1.28% at December 31, 2013, which improved from 1.41% at December 31, 2012.

Net interest income grew 11% in 2013. For the year ended December 31, 2013, net interest income was $64.1 million, an increase of $6.5 million over the year ended December 31, 2012.

We remain committed to a strong capital position – not only with regard to total capital, but with regard to mix and cost as well. We remain strongly committed to our long-term capital plan of self-generating the capital necessary to grow tangible common equity to a target range of 6.00% to 7.00% and to redeem the remaining Small Business Lending Fund ("SBLF") preferred capital without a dilutive common equity raise. We successfully executed on this plan in the second quarter of 2012 when we partially redeemed $10.2 million of the SBLF preferred stock. We plan to use the excess capital generated from the Community Bank & Trust branch sales to continue the redemption of our remaining Small Business Lending Fund preferred capital in 2014.

Tangible common equity grew from 3.56% of total tangible assets at December 31, 2010 to 3.85% at December 31, 2011 to 4.02% at December 31, 2012, and to 4.71% at December 31, 2013.

QCR HOLDINGS, INC. ENTITY WIDE STRATEGIC INITIATIVES

The Company has identified eight focus areas for improving shareholder value in 2014 that will guide our work:

- Continue to expand our Investor Relations plans
- Grow loans
- Maintain and improve our Net Interest Margin
- Maximize SBA/USDA gains on loan sales
- Grow Wealth Management income
- Improved liquidity in our stock
- Drive down efficiency ratio as we work to achieve a 1% ROAA
- Continue to redeem Small Business Lending Fund preferred stock

QCR HOLDINGS, INC. STRATEGIC ADVANTAGES

During 2013, we continued to execute on our strategy of being a relationship-driven organization. With demand for loans and leases curtailed due to the economic climate, we remained focused on developing relationships with new clients and expanding relationships with existing clients. We strategically expanded resources where we identified some very profitable niches that will enhance our earnings in years to come, thereby allowing us to counter margin compression and weak loan demand.

CORRESPONDENT BANKING DIVISION

The Correspondent Banking Division at Quad City Bank & Trust continues to seize opportunities to deliver exceptional client service to downstream banks in Illinois, Iowa and Wisconsin. During 2013, we were able to increase non-interest bearing deposits significantly (25%) and grow non-interest income as well. We increased total correspondent banking relationships 10% and when including such services as credit cards, safekeeping and loans, we now service nearly 160 Correspondent Banks.

WEALTH BUILDERS DIVISION

Being able to service our clients with a continuum of services is crucial to deepening relationships. The expertise found across our Company in our Wealth Builders Division is a sizable competitive advantage. With offerings in Trust, Investments, Financial Planning, and Family Office, we add non-interest income to our banks and provide great opportunities for cross selling as well. In 2013, total assets under management eclipsed the $2 billion mark as staff welcomed over 325 new relationships.

m2 LEASE FUNDS

m2 Lease Funds is a wholly owned subsidiary of Quad City Bank & Trust that thinks locally but acts nationally. Leasing is an attractive option for many small and medium sized businesses and m2 prides itself on being easy to do business with (a one page lease agreement written in plain English) and delivering local, professional and personalized service. m2 Lease Funds works with all of our banks and nationwide as well. Leasing can be a favorable option to ownership and has gained good traction in this economy. m2 reported a record year of pre-tax net income in 2013 of $3.6 million and grew leases $26.1 million, or 24% over 2012.

LIVING THE BRAND

We continue to believe our people are the key differentiator in each of our markets. We strive to equip our employees with all of the tools that they will need to serve our clients in a customized and personal manner. As such, we measure employee performance utilizing a metric we call "Living the Brand". "Living the Brand" means living our Brand Promise – making sure that each employee's performance is so good that our clients (internal and external) will always experience great relationships, service and advice. It is our hope that by placing daily emphasis on our Brand Promise every client will truly see "People You Can Bank On®" in everything we do.

RESULTS BY ENTITY

Quad City Bank & Trust – Under the leadership of President and CEO, John Anderson, the Company's first subsidiary bank (1994), grew total consolidated assets to $1.25 billion at December 31, 2013. The bank continues to have success in growing its Wealth Management business as assets under management reached $1.4 billion in 2013. Quad City Bank & Trust realized net income of $10.3 million for the year ended December 31, 2013, which compares to $10.7 million in 2012.

Cedar Rapids Bank & Trust – President and CEO Larry Helling, one of the founders of Cedar Rapids Bank & Trust (2001), led his team to net income of $6.7 million for the year ended December 31, 2013, which is a 15% increase over the $5.9 million net income for 2012. Total assets at December 31, 2013 finished at $804.2 million, up 29% or $178.5 million from the end of 2012. The majority of net asset growth was directly attributable to the merger of Community National Bank during the fourth quarter. The bank continues to have success in generating strong noninterest income from gains on sales of the government guaranteed portion of SBA and USDA loans.

Rockford Bank & Trust – Led by founder and President and CEO, Tom Budd, Rockford Bank & Trust (2005) reported record net income for the year ended 2013 of $1.6 million. By comparison, the bank reported record net income of $593 thousand for 2012. Total assets finished the year at $339.4 million, which was an increase of $25.6 million, or 8%, over 2012. The bank experienced strong improvement in asset quality in 2013 which translated over to lower credit costs and helped drive the improved earnings.

QCR HOLDINGS, INC. STRATEGIC DIRECTION FOR 2014 AND BEYOND

During 2013 our very talented team of employees not only worked very hard to deliver record earnings, but they also worked hard to bring Community National Bank into the QCR Holdings family. For the better part of the year, many employees performed "their regular job" and "their acquisition job". It was no surprise, and quite a pleasure, to see our employees come together to merge QCR Holdings and Community National. We are certain we have the team in place that can execute on more acquisitions as the right opportunities present themselves.

We believe our staff is geared to generate improved earnings at all entities. As a company, we are focused on doing all that we can to generate earnings per share (EPS) – prioritizing EPS over growth in assets and to achieve our goal of a consolidated 1% ROAA. We will continue to work hard to grow your investment and grow the communities in which we do business. All of our entities maintain an aggressive commitment to volunteerism as we know our companies can only be as strong as the communities in which we work and play. Our employees contributed over 15,000 volunteer hours in 2013 and we just couldn't be more proud of their dedication, selflessness and citizenship.

CONSOLIDATED EARNINGS
(in thousands)

	2010	2011	2012	2013
Quad City Bank & Trust *	$ 6,839	$ 8,838	$ 10,732	$ 10,273
Cedar Rapids Bank & Trust	3,573	5,200	5,881	6,736
Rockford Bank & Trust	811	412	593	1,579
Parent Co. & Eliminations **	(4,636)	(4,758)	(4,588)	(3,650)
Consolidated Earnings	**$ 6,587**	**$ 9,692**	**$ 12,618**	**$ 14,938**

* Includes m2 Lease Funds.

** Includes earnings from CNB and all other acquisition related activity.

We are also supported by remarkable local Board members in each of our communities. These community leaders generously lend their time and expertise – serving on our Boards, our committees, and advocating for us within their local communities. Their contributions are priceless and we would not have achieved the successes of 2013 without them all.

We recognize specific areas where we need to make meaningful progress in 2014: earnings per share, ROAA and tangible common equity. Key to moving the needle on these metrics is maintaining our excellent staff and providing the tools they need to serve our clients.

Loan demand will likely continue to be a struggle but we believe we have the team in place to deliver a local solution when demand increases. We have strategically aligned ourselves to serve as experts on SBA and USDA lending which not only provides attractive solutions for our clients, but government guarantees and fee income for our banks.

We will continue to enhance liquidity and to preserve asset quality. Our process for monitoring credit quality is rigorous and will remain so.

We are hopeful that our positive earnings trends continue to be reflected in our stock price. While we enjoyed continued positive momentum in 2013, we are mindful of our obligation to each and every one of you, our loyal shareholders, to do even better. We thank you for your patience and support.

We are *a relationship driven organization®* and truly believe "The Local Community Bank Advantage" is alive and well in each of our markets.

Douglas M. Hultquist
President and Chief Executive Officer, QCR Holdings, Inc.

Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer, QCR Holdings, Inc.

QCR Holdings, Inc.

Board of Directors


1


12


7


3


14


8


10


6


9


11


13


2


4


5

1. Douglas M. Hultquist
   President and Chief Executive Officer,
   QCR Holdings, Inc.
2. James J. Brownson
   Chair of the Board, QCR Holdings, Inc.
   President, W.E. Brownson Co.
3. Pat S. Baird
   Vice Chair of the Board, QCR Holdings, Inc.
   Retired President and Chief Executive Officer,
   AEGON USA, LLC
4. Lindsay Y. Corby
   Principal, BXM Holdings, Inc.
5. Todd A. Gipple
   Executive Vice President, Chief Operating Officer
   and Chief Financial Officer, QCR Holdings, Inc.
6. Larry J. Helling
   President and Chief Executive Officer,
   Cedar Rapids Bank and Trust Company
7. Mark C. Kilmer
   President, The Republic Companies
8. John K. Lawson
   Retired Executive, Deere & Company
9. Linda K. Neuman
   Attorney, Retired Iowa Supreme Court
10. Michael L. Peterson
    President, Peterson Genetics, Inc.
11. Ronald G. Peterson
    Retired Executive, First State Bank of Illinois
12. Donna J. Sorensen, J.D.
    President, Sorensen Consulting
13. John D. Whitcher
    Vice President and General Counsel,
    Viking Chemical Company
14. Marie Z. Ziegler
    Retired Executive, Deere & Company

QCR Holdings, Inc.
Executive Management Team


11
13
16
3
6
5
17
1
14


2


10


15


9


12


8


7


4

1. Douglas M. Hultquist
President and Chief Executive Officer
2. Todd A. Gipple
Executive Vice President,
Chief Operating Officer and
Chief Financial Officer
3. John H. Anderson
President and Chief Executive Officer,
Quad City Bank and Trust Company /
Chief Deposit Officer, QCR Holdings, Inc.
4. Stacey J. Bentley
President and Chief Executive Officer,
Community Bank and Trust Company
5. Thomas D. Budd
President and Chief Executive Officer,
Rockford Bank and Trust Company
6. Charles S. Bullock
Executive Vice President,
Chief Operating Officer,
Rockford Bank and Trust Company
7. Richard W. Couch
President and Chief Operating Officer,
m2 Lease Funds, LLC
8. Jill A. DeKeyser
Senior Vice President,
Director of Human Resources
9. John R. Engelbrecht
Chief Executive Officer, m2 Lease Funds, LLC
10. Shawna M. Graham
Senior Vice President,
Director of Risk Management
11. Larry J. Helling
President and Chief Executive Officer,
Cedar Rapids Bank and Trust Company /
Executive Vice President, Chief Lending Officer,
QCR Holdings, Inc.
12. John R. McEvoy
Executive Vice President,
Chief Operations Officer and Cashier,
Quad City Bank and Trust Company
13. John A. Rodriguez
Executive Vice President,
Deposit Operations and Information Services
14. William M. Tank
Executive Vice President, Chief Credit Officer
15. M. Randolph Westlund
Executive Vice President,
Chief Investment Officer
16. Cathie S. Whiteside
Executive Vice President,
Corporate Strategy, Human Resources & Branding
17. Michael J. Wyffels
Senior Vice President, Chief Technology Officer

$14.9 MILLION

2013 RECORD EARNINGS
AN 18% INCREASE OVER 2012

ASSET GROWTH
(IN THOUSANDS)



$350,000
$175,000
$174,017
$56,989
$129,975
$127,120
$301,223
2009
2010
2011
2012
2013

BOOK VALUE VS. FAIR MARKET VALUE
COMMON STOCK (IN MILLIONS)



FAIR MARKET VALUE
BOOK VALUE
$150
$120
$90
$60
$30
DEC.93
DEC.98
DEC.03
DEC.08
DEC.12
DEC.13

TOTAL METROPOLITAN STATISTICAL AREA (MSA) DEPOSITS (JUNE 30, 2013) (IN THOUSANDS)



$8,000,000
$5,000,000
$2,000,000
$7,718,316
$5,289,382
$6,068,951
$2,959,658
Quad Cities
Cedar Rapids
Rockford
Cedar Valley
Population (July 1, 2012)
383,000
262,000
346,000
169,000

$6.5 MILLION

2013 NET INTEREST INCOME INCREASED 11% OVER 2012

$2,395,000,000

IN TOTAL ASSETS AT DECEMBER 31, 2013

20% INCREASE

NON-INTEREST BEARING DEPOSITS FINISHED 2013 AT $543 MILLION

329 WEALTH MANAGEMENT RELATIONSHIPS ADDED WITH OVER $2.20 BILLION UNDER MANAGEMENT

TOTAL DEPOSITS (in millions)	12.31.11	12.31.12	12.31.13
Non-interest bearing demand deposits	$ 357	$ 451	$ 543
Interest bearing demand deposits	510	587	716
Time deposits	293	291	327
Brokered time deposits	45	45	62
TOTAL DEPOSITS	$ 1,205	$ 1,374	$ 1,647

TOTAL ASSETS (in millions)



12.31.13
$2,395
12.31.12
$2,094
12.31.11
$1,967
$1,500
$2,000
$2,500

NET LOANS/LEASES (in millions)



12.31.13
$1,439
12.31.12
$1,267
12.31.11
$1,182
$1,000
$1,250
$1,500

DEPOSIT MARKET SHARE (JUNE 30, 2013)		
Quad Cities	10.66%	Rank #3 of 40
Cedar Rapids	7.90%	Rank #4 of 42
Rockford	3.98%	Rank #8 of 26
Waterloo/Cedar Falls	4.97%	Rank #7 of 24

QCR Holdings, Inc.

Group Operations Management Team

Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer

Jill A. DeKeyser
Senior Vice President, Director of Human Resources

Beth L. Easterla
Vice President, Deposit Operations and Electronic Banking Manager

Kathleen M. Francque
Senior Vice President, Correspondent Banking

Pamela J. Goodwin
1st Vice President, Loan Operations Manager

Shawna M. Graham
Senior Vice President, Director of Risk Management

R. Timothy Harding
Senior Vice President, Director of Internal Audit

John R. McEvoy
Executive Vice President, Chief Operations Officer and Cashier

John R. Oakes
1st Vice President, Controller and Director of Financial Reporting

John A. Rodriguez
Executive Vice President, Deposit Operations and Information Services

Shellee R. Showalter
Senior Vice President, Director of Investor Services and Compensation

Michael J. Wyffels
Senior Vice President, Chief Technology Officer

"THE QUAD CITY BANK & TRUST TEAM PROVIDES US A STRONG BUSINESS PARTNER AND BEST IN THE REGION CUSTOMER SERVICE. I ENJOY INTERACTING WITH THE ENTIRE TEAM AND THEIR WELCOMING AND CARING CULTURE. AS A MATTER OF FACT, ALL AT GENESIS HAVE HAD A WOW EXPERIENCE AT ALL LEVELS OF THEIR ORGANIZATION.

I RECENTLY CONTACTED PRESIDENT AND CEO JOHN ANDERSON WITH AN URGENT GENESIS NEED AND HE EXCEEDED MY EXPECTATIONS IN BUSINESS TERMS AND ENSURING THE PROCESS WAS SIMPLE. HE DID THIS WITH HIS WELL KNOWN SMILE THAT PERMEATES ALL OF HIS EMPLOYEES. QUAD CITY BANK AND TRUST IS PART OF OUR FAMILY IN THE QUAD CITIES."

MARK ROGERS
Vice President Finance/CFO , Genesis Health System



INVESTING IN THE QUAD CITIES AREA

7,145

EMPLOYEE HOURS VOLUNTEERED IN 2013











QUAD CITY BANK & TRUST

PEOPLE YOU CAN BANK ON.®



JOHN ANDERSON

President and Chief Executive Officer, Quad City Bank & Trust

DIRECTORS

John H. Anderson
President and Chief Executive Officer, Quad City Bank and Trust Company

Mark C. Kilmer
Chair of the Board, Quad City Bank and Trust Company
President, The Republic Companies

Michael A. Bauer
Consultant, Co-Founder of QCR Holdings, Inc.

Douglas M. Hultquist
President and Chief Executive Officer, QCR Holdings, Inc.

James J. Brownson
President, W.E. Brownson Co.

Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer, QCR Holdings, Inc.

John H. Harris, II
Retired Former President, Star Forms, Inc. and Isabel Bloom, LLC

Larry J. Helling
President and Chief Executive Officer, Cedar Rapids Bank and Trust Company

Edwin A. Maxwell
Anesthesia & Analgesia, P.C.

Linda K. Neuman
Vice Chair of the Board, Quad City Bank and Trust Company
Attorney, Retired Iowa Supreme Court

Ronald G. Peterson
Retired Executive, First State Bank of Illinois

Victor J. Quinn
Executive Vice President, Client Relations and Business Development, Quad City Bank and Trust Company

Marc C. Slivken, D.D.S.
Retired CEO, Kimberly Park Dental

Marie Z. Ziegler
Retired Executive, Deere & Company

SENIOR MANAGERS

John H. Anderson
President and Chief Executive Officer

Nick W. Anderson
Vice President and Controller

Cindy M. Carlson
Executive Vice President, Wealth Builders Group

Laura L. Ekizian
Senior Vice President, Private Banking

Kathleen M. Francque
Senior Vice President, Correspondent Banking

Therese K. Gerwe
Vice President, Treasury Management

Deborah C. Gillum
1st Vice President, Retail Banking

Anne E. Howard
Assistant Vice President, Human Resources Manager

David C. Howell
1st Vice President, Wealth Builders Group

Rick J. Jennings
Senior Vice President, Senior Trust Officer

Jeffrey M. Lockwood
Executive Vice President, Chief Lending Officer

Peter J. McAndrews
1st Vice President, Retail, Real Estate and Consumer Loans

John R. McEvoy
Executive Vice President, Chief Operations Officer and Cashier

Victor J. Quinn
Executive Vice President, Client Relations and Business Development

Shellee R. Showalter
Senior Vice President, Director of Investor Services and Compensation

Cathie S. Whiteside
Executive Vice President, Corporate Strategy and Branding

Michael J. Wyffels
Senior Vice President, Chief Technology Officer

JANUARY 2014 MARKS THE 20TH ANNIVERSARY OF QUAD CITY BANK & TRUST AND WE COULDN'T BE MORE PROUD OF WHAT WE HAVE ACCOMPLISHED IN WHAT COULD BE VIEWED AS A VERY SHORT TIME.

QUAD CITY BANK & TRUST WAS FORMED WITH THE MISSION OF PROVIDING LOCALLY DELIVERED, EXCEPTIONAL CLIENT SERVICE AND ADVICE. IT IS WITHOUT QUESTION THAT OUR EMPLOYEES CONTINUE TO DELIVER ON THAT MISSION EACH AND EVERY DAY.

For Quad City Bank & Trust, our work is focused around our five constituencies that we serve and how we serve them:

- OUR SHAREHOLDERS
- OUR COMMUNITY
- OUR CLIENTS
- OUR EMPLOYEES
- OUR REGULATORS

We have assembled a team of dedicated and exceptionally knowledgeable bankers and each and every one of our valued team members have helped drive our Community Bank success in the Quad Cities marketplace. As "People You Can Bank On®", Quad City Bank & Trust employees not only work to build great relationships with their clients, but also within the community in which we serve.

We know that rewarding our first constituency – **Our Shareholders** - is our principal responsibility and a key component to fulfilling that responsibility is to do our best to serve our other four constituencies.

A true Community Bank works to serve the needs of its clients and the community in which it serves. Our employees work very hard to serve our second constituency – **Our Community** – by volunteering in over 50 different organizations. It is with tremendous pride that we showcase just a few of our team members below. These team members are filling key volunteer positions in our local non-profits – all of this in addition to their work and family responsibilities.

LAURA EKIZIAN
Chairperson, John Deere Classic PGA Tournament

CHRIS JOHNSON
Chairperson, Boys and Girls Club of the Quad Cities

JEFF LOCKWOOD
Chairperson, Vera French Community Mental Health Center

DAVE HOWELL
Chairperson, Arrowhead Ranch

CINDY CARLSON
Chairperson, Figge Art Museum

PAUL SCHMITT
Chairperson, Youth Service Bureau

KEVIN WELLMAN
Chairperson, Better Business Bureau

TOM KING
Chairperson, Habitat for Humanity Quad Cities

CATHIE WHITESIDE
Race Director, Quad Cities Race for the Cure

SHELLEE SHOWALTER
President, Junior Board of Rock Island

These team members represent just a few of the many employees who spend countless hours serving our wonderful and vital community organizations. In 2013, our entire Quad Cities based team donated over 7,145 hours to the growth and well-being of our community. Simply said, I am so proud of our team.

As a local Community Bank we empower our employees to do what is right for our third constituency - **Our Clients.** Each day our employees are charged with providing service levels for clients that exceed their expectations. We regularly strive to have our clients say to others: "You wouldn't expect your bank to (insert exceptional client service story here) …but at Quad City Bank & Trust…"

A recent "You wouldn't expect your bank to…" story unfolded like this:

Quad City Bank & Trust Executive Vice President and Cashier, John McEvoy along with Neva Tapia and Brenda Whitney received a call from one of our clients who had forgotten to retrieve one of their children's passport from their bank safe deposit box for an overseas trip. They did not realize this until Sunday afternoon, before a 6:00 AM flight the next day. Our dedicated team pulled together and came up with a plan to aid this family in obtaining the passport on Sunday evening. This is the type of teamwork and dedication that has been part of the fabric of our team, and what our valued clients have come to expect and why our tagline continues to be "People You Can Bank On®".

Our Employees are our fourth constituency and are the backbone of everything we do. Quad City Bank & Trust strives to be the employer of choice in the region by providing a challenging yet fun and fulfilling work environment. We pride ourselves in hiring the best people and giving them the tools needed to do their jobs well.

Our fifth constituency is **Our Regulators** – truly our business partners in every sense of the word. We work hard every day to build our relationships with each of them to ensure that we are the best bank that we can be – not only in safety and soundness, but for profitability and for client ease of doing business with.

Thank you for your support and for being a part of Community Banking history that has set the stage for all those who follow.

"THERE ARE VERY FEW RECOMMENDATIONS THAT I GIVE TO FRIENDS, COLLEAGUES, AND CLIENTS WHEN ASKED.

HOWEVER, WHEN IT COMES TO BANKING, CHECKING, SAVINGS AND INVESTMENTS; I STAND WITH CRBT AND ONLY CRBT."

RAY DOCHTERMAN

Local 125 Business Manager, Cedar Rapids/Iowa City Building Trades President







INVESTING IN CEDAR RAPIDS, IOWA

4,155

EMPLOYEE HOURS
VOLUNTEERED IN 2013

CEDAR RAPIDS BANK & TRUST







PEOPLE YOU CAN BANK ON.®



LARRY HELLING

President and Chief Executive Officer, Cedar Rapids Bank & Trust

DIRECTORS

Larry J. Helling
President and Chief Executive Officer, Cedar Rapids Bank and Trust Company

Donna J. Sorensen, J.D.
Chair of the Board, Cedar Rapids Bank and Trust Company
President, Sorensen Consulting

Pat S. Baird
Vice Chair of the Board, Cedar Rapids Bank and Trust Company / Retired President and Chief Executive Officer, AEGON USA, LLC

Robert T. Buckley
Owner and Chief Executive Officer, Kirk Gross Company

Patrice M. Carroll
President and Chief Executive Officer, ImOn Communications

Loren L. Coppock
Chairman of the Board, TrueNorth Companies, LLC

Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer, QCR Holdings, Inc.

Ann M. Lipsky
President, Smulekoff Investment Co / President, Smulekoff's Furniture

David R. Mason Sr.
Attorney and Partner, Redfern, Mason, Larsen and Moore, PLC

James A. Mudd, II
President and Chief Executive Officer, Mudd Advertising

Chuck M. Peters
President and Chief Executive Officer, The Gazette Company

Randy A. Ramlo
President and Chief Executive Officer, United Fire Group, Inc.

Fred G. Timko
President, Down to Earth Development, LLC

A. James Tinker
President Emeritus, Mercycare Service Corporation

SENIOR MANAGERS

Larry J. Helling
President and Chief Executive Officer

Gary M. Becker
Senior Vice President, Commercial Banking

Kevin D. Bruns
Senior Vice President, Wealth Management

Patricia L. Ellison
Senior Vice President, Chief Credit Officer

James D. Klein
Senior Vice President, Retail Banking

Deborah J. Lindberg Gertsen
Senior Vice President, Trust and Investments

J. Mitchell McElree
Executive Vice President, Managing Director, Specialty Finance Group

Dana L. Nichols
Executive Vice President, Chief Lending Officer

John A. Rodriguez
Executive Vice President, Operations and Cashier

Shelly A. Strellner
Senior Vice President, Private Banking

Timothy J. White
Senior Vice President, Business Development, Specialty Finance Group

Each December, I spend the last days of the year making hundreds of phone calls to some of our best clients. My purpose is to personally thank them for the trust and confidence that they place in the staff of Cedar Rapids Bank & Trust every day. It is always a fantastic experience, as I consistently hear about the wonderful relationships that our employees have built with them and the difference it makes in their lives.

There is no better way to express how Cedar Rapids Bank & Trust serves our clients and community, than to share with you a few samples of the client stories that I had the privilege of hearing.

"For many years, I have relied on Gary Becker at CRBT for his years of experience and knowledge in the commercial market. Gary's advice is instrumental before making any business decisions. I appreciate that he has a constant working knowledge of what is going on in the commercial market, as well as what is going on in Cedar Rapids as a whole and how it affects business. Gary is in the "trenches" of business in CR. He speaks with experience, not theory. It's that type of expertise that I value, along with CRBT's consistency, reliability, and genuine concern for my business.

CRBT is my partner and they are here to help make things happen for me and my businesses!"

MIKE ROSENBERG, OWNER, ROSENBERG & ASSOCIATES

"My experience with CRBT has been truly unique. The team places our relationship, and bringing value to it, as its top priority. It's rare when I have a lending partner that not only takes the time to understand my business, but then dissects it with me in order to make it better. They want to see both my business and me on a positive trajectory. CRBT is an active ingredient in helping to achieve it. #BankWithTheBest"

RAVI PATEL, PRESIDENT, HAWKEYE HOTELS

"Mid 2013, I had the opportunity to meet Tim White and Ben Weber at CRBT. When looking to move Life Line forward out of a 28 year old system; I was looking for a company that could offer us a variety of options under one entity. CRBT's advice, contacts and just really being there for me, was over the top. Life Line is a family business in a small Iowa town and I feel CRBT is already a vital piece to our business. We were very pleased to find CRBT and are excited to see how the future unfolds."

CONNIE LEICHER, PRESIDENT, LIFE LINE EMERGENCY VEHICLES, INC.

The experience of our team speaks for itself. Stories such as these strengthen our vision that we not only serve as someone's "banker," but also as their trusted advisor who helps guide them through the good times and the bad. We would not be successful without investing in our client's overall success. It's all intertwined. Going the extra mile is our approach to doing business. This vision has been the key to our success in 2013 and will allow us to continue achieving new milestones in the future.

"WHEN I BEGAN MY CAREER IN OUR FAMILY BUSINESS IN 1970 OUR BANKING RELATIONSHIP WAS FIRMLY ESTABLISHED WITH A LOCALLY BASED BANK.

THIS WORKED WELL UNTIL THE BANK WAS SOLD AND RESOLD TO OUT OF STATE REGIONAL AND NATIONAL INSTITUTIONS; WHILE OUR RELATIONSHIPS WITH OUR LOCAL BANKING CONTACTS REMAINED SOMEWHAT IN PLACE, IT WAS APPARENT TO US THE DECISIONS WHICH AFFECTED OUR COMPANY WERE ULTIMATELY MADE BY SOMEONE IN ANOTHER STATE WHO DID NOT KNOW US. WE LIVED WITH THIS BANKING SCENARIO FOR A NUMBER OF YEARS UNTIL MAKING THE DECISION TO BANK WITH COMMUNITY BANK & TRUST.

OUR RELATIONSHIP WITH COMMUNITY WAS TRANSPARENT AND PROFESSIONAL FROM THE BEGINNING, AND HAS SERVED OUR COMPANY WELL. WE APPRECIATE AND ENJOY THE PERSONAL ATTENTION FROM THE STAFF AT COMMUNITY; BANKING WITH COMMUNITY WAS A GOOD BUSINESS DECISION FOR US."

STAN POE
Standard Distribution Co.


INVESTING IN THE CEDAR VALLEY AREA
2,092
EMPLOYEE HOURS
VOLUNTEERED IN 2013


COMMUNITY
BANK &
TRUST




COMMUNITY
BANK & TRUST
People you can bank on.


COMMUNITY
BANK &
TRUST

COMMUNITY BANK & TRUST

A Division of Cedar Rapids Bank & Trust

PEOPLE YOU CAN BANK ON.®



STACEY J. BENTLEY

President and Chief Executive Officer, Community Bank & Trust

SENIOR MANAGERS

Stacey J. Bentley
President and Chief Executive Officer

Shawna L. Buckley
Vice President, Retail Banking Administration Manager

Richard L. Jaacks
Executive Vice President, Commercial Lending

Mitchell L. West
Senior Vice President, Wealth Management and Trust

Let me take this opportunity to introduce the newest member of the QCR Holdings team.

Our History. Community National Bank was founded in August of 1997 in Waterloo, Iowa. By 2000, we had opened four locations in the Cedar Valley. In 2001, we expanded into the Mason City, Iowa market and again into the Austin, Minnesota market in 2004. As of July 2012, we had grown to $269 million in assets, servicing three markets, eight locations and had over 90 employees.

2013 became an epic year in our bank's history as we merged into QCR Holdings in May and later had the opportunity to sell our Mason City and Austin markets, allowing us to become more focused on the Cedar Valley. October proved to be a busy month as we deconverted our Mason City and Austin markets and Community National Bank formally merged into Cedar Rapids Bank & Trust to become Community Bank & Trust.

Keeping Community in our name and adding Trust was important to us in maintaining our presence in the Cedar Valley and solidifying that we have the premier Trust department, managing over $208 million in assets.

Through dedicated hours of preparation, our staff and especially our clients persevered through the many changes of 2013. This has been a very busy year focused primarily on retaining client relationships. Today, Community Bank & Trust employs 41 staff members and currently has two locations in Waterloo and one location in Cedar Falls.

Committed to our customers and our community. Yes, 2013 was a busy year with many changes but what didn't change is our commitment to our customers and our community. Since the founding of our institution, our success has always been about genuinely connecting with our customers. Whether a customer is in the lobby or accessing their account on their computer, smart phone, or a tablet in their business, we are committed to providing the same high quality experience backed by sincere personal service. Exceptional service has defined us from the very beginning and will continue to be our top priority. The reinvestment into our communities through charitable contributions, sponsorships and volunteerism is an expression of our longstanding belief in being not just a business presence, but also an active participant in the communities we call home. In 2013, our staff volunteered over 2,000 hours to organizations throughout the Cedar Valley.

The resources to make a difference. Our partnership with QCR Holdings and Cedar Rapids Bank & Trust has enabled us to increase our resources, allowing us to take advantage of the technology, products, and services to advance in today's market. In addition, building relationships with our employees propels the success in building relationships with our clients, shareholders and our community. This combination is a strong foundation for growth and success and will drive tangible results.

Our Future: Big Opportunities. As we look to the future, we have the team in place to make a difference in the community in which we live, work and play in. Four of our past directors now serve on either the QCR Holding, Inc. Board of Directors or the Cedar Rapids Bank & Trust Board of Directors: Michael Peterson, Robert Buckley, Jim Mudd Jr. and David Mason. There is an unprecedented amount of opportunity ahead for both this year and the long term, as we look for opportunities for more growth utilizing the additional resources and enhanced products and services we are now able to offer.

"WHEN WE WERE FACED WITH OUR TOUGHEST ECONOMIC CONDITIONS, ROCKFORD BANK & TRUST CONTINUED TO PARTNER WITH US AND CREATED TAILORED CLIENT BASED SOLUTIONS TO PROVIDE EXCELLENT SERVICE TO BRIDGE US TO BETTER YEARS. WE HAVE JUST COMPLETED A RECORD YEAR THAT WE NEVER COULD HAVE GOTTEN TO WITHOUT THE FINANCIAL BACKING OF ROCKFORD BANK & TRUST DURING THE RECENT INCREDIBLY CHALLENGING TIMES.

AT ONSITE, WE CHOOSE TO PUT PEOPLE FIRST, AND OUR EXPERIENCE INDICATES THAT IS ROCKFORD BANK & TRUST'S PHILOSOPHY IN PRACTICE AS WELL. IT IS A TRIBUTE TO THE ROCKFORD BANK & TRUST CULTURE THAT EVERY PERSON WE HAVE COME INTO CONTACT WITH HAS PROVIDED EXCEPTIONAL SERVICE WITH A CHEERFUL "CAN DO" ATTITUDE.

OUR SUCCESSES ARE SWEETER AND OUR SORROWS ARE EASED BY WORKING WITH FOLKS WHO HAVE ALWAYS GOT THEIR CLIENTS BEST INTERESTS AT THE CORE OF THEIR BUSINESS PHILOSOPHY. THIS HAS BEEN OUR EXPERIENCE WITH ROCKFORD BANK & TRUST FOR OVER 7 YEARS THAT THEY HAVE BEEN OUR BANKING PARTNER."

JOY PETERSON

Secretary / Treasurer, ONSITE Woodwork Corporation

ROCKFORD BANK & TRUST



INVESTING IN ROCKFORD, ILLINOIS

1,530

EMPLOYEE HOURS
VOLUNTEERED IN 2013













PEOPLE YOU CAN BANK ON.®



THOMAS BUDD

President and Chief Executive Officer, Rockford Bank & Trust

DIRECTORS

Thomas D. Budd
President and Chief Executive Officer,
Rockford Bank and Trust Company

John D. Whitcher
Chair of the Board,
Rockford Bank and Trust Company /
Vice President and General Counsel,
Viking Chemical Company

Michael A. Bauer
Consultant, Co-Founder of QCR Holdings, Inc.

Charles E. Box
Former Chairman, Illinois Commerce Commission
Former Mayor, Rockford, Illinois

Charles S. Bullock
Executive Vice President, Chief Operating Officer,
Rockford Bank and Trust Company

Rebecca L. Epperson
President, PR Etc.

Todd A. Gipple
Executive Vice President, Chief Operating Officer
and Chief Financial Officer, QCR Holdings, Inc.

Monica B. Glenny, CPA, CMA
President, Datacraft, Inc.

James P. Hamilton
President, MRV Foundation Inc.

Douglas M. Hultquist
President and Chief Executive Officer,
QCR Holdings, Inc.

Dana S. Kiley, Jr.
Vice President,
Coyle-Varland Insurance Agency, Inc.

George T. Ralph
Vice Chair of the Board,
Rockford Bank and Trust Company /
Managing Member, GTR Realty Advisors, LLC

M. Shawn Way
President and Chief Executive Officer,
Milestone, Inc.

SENIOR MANAGERS

Thomas D. Budd
President and Chief Executive Officer

Charles S. Bullock
Executive Vice President, Chief Operating Officer

Brian J. DeBenedetto
Senior Vice President and Trust Manager

Lori L. Diaz
Senior Vice President, Treasury Management

James M. Hansberry
Executive Vice President, Wealth Management

Anthony A. Moczynski
Senior Vice President, Chief Credit Officer

Brenda S. Nayonis
Senior Vice President, Operations and Cashier

Dale R. Shillady
Senior Vice President, Business Development

Karl R. Swanson
Senior Vice President, Commercial Banking

Rockford Bank & Trust was founded on the principles of serving our four main constituencies: Shareholders, Employees, Customers, and our Community. We know that rewarding our shareholders is our primary responsibility and that we can only be successful in that regard by our success in serving the other three constituencies.

Community banks have always played an important role in supporting the communities in which they operate. In addition to it being the right thing to do, supporting the community is also fundamentally a good business practice. While it may sound cliché, it really is true that a community bank, like many other businesses, can only succeed if the community it serves has a stable and vibrant environment.

During our history, Rockford Bank & Trust has supported numerous organizations through donations, sponsorships, and volunteerism. While we attempt to support as many worthy causes as possible, we have taken a special interest in education and the development of our community's children. Rockford's societal and economic viability is largely dependent on our preparation of the next generation.

In 2013, we made a multi-year commitment to sponsor a computer based financial literacy program that was implemented in Rockford's four public high schools. For the fall 2013 semester, over 500 high school students were enrolled in the Rockford Bank & Trust Financial Scholars program. The program is one of the most successful in the state of Illinois. In addition to financial support, a number of our officers have volunteered their time in the elementary schools through the United Way's iRead Program and Money Smart Week programs.

Poverty in Rockford strikes children as well as adults. In 2013, Rockford Bank & Trust committed to a multi-year pledge to the Junior League of Rockford's "Backpack Buddies" program in which hungry children are provided meals to take home from school in their backpack. I'm proud of our staff for the many hours, commitment, and sacrifices they make to support our community's many needs.

Finally, during 2013, the Rockford community embarked on a multi-decade initiative plan known as Transform Rockford. The initiative seeks to involve all citizens and aspects of our community to come together and make transformational changes to our community for the long term benefit of all. The community banks in Rockford will play a vital role in contributing time and talents to this transformation process. Rockford Bank & Trust is committed to fully participating in Transform Rockford and making a difference in this important journey for our community.

"QUAD CITY BANK & TRUST HAS ALWAYS BEEN THERE WHEN WE NEEDED THEM. THEY HAVE BEEN OUR BEST SUPPORTER AND BUSINESS PARTNER. WHEN WE HAD A NEED FOR A LONG TERM EQUIPMENT LEASE THEY REFERRED US TO THEIR AFFILIATE, m2 LEASE FUNDS.

WE WERE VERY PLEASED TO FIND THE SAME HIGH QUALITY, PERSONAL SERVICE WITH m2 THAT WE HAD BECOME ACCUSTOMED TO FROM QUAD CITY BANK & TRUST.

I WOULD RECOMMEND BOTH m2 AND QUAD CITY BANK & TRUST HIGHLY TO ANYONE THAT WANTS A SOPHISTICATED SERVICE THAT IS DELIVERED ON A VERY PERSONAL AND KNOWLEDGEABLE BASIS."

ROLAND D. PULLEY, CFO
PCT Engineered Systems, LLC

M2 LEASE FUNDS

INVESTING IN OUR COMMUNITIES

290

EMPLOYEE HOURS VOLUNTEERED

YOU NEED A PARTNER YOU CAN TRUST. IT TAKES 2



JOHN ENGELBRECHT
Chief Executive Officer,
m2 Lease Funds, LLC

DIRECTORS AND SENIOR MANAGERS

John R. Engelbrecht
Chief Executive Officer, m2 Lease Funds, LLC

Ron D. Orndorff
Chair of the Board, m2 Lease Funds, LLC
Retired Chairman and President, M&I Leasing Corporation

John H. Anderson
Director, m2 Lease Funds, LLC
President and Chief Executive Officer,
Quad City Bank and Trust Company

Richard W. Couch
President and Chief Operating Officer,
m2 Lease Funds, LLC

Michael A. Hatfield
Vice Chair of the Board, m2 Lease Funds, LLC
Retired Senior Vice President and Secretary,
M & I - Marshall & Ilsley Corporation

Larry J. Helling
Director, m2 Lease Funds, LLC
President and Chief Executive Officer,
Cedar Rapids Bank and Trust Company

Mark R. Hogan
Director, m2 Lease Funds, LLC
Senior Advisor, BMO/Harris Bank

Douglas M. Hultquist
Director, m2 Lease Funds, LLC
President and Chief Executive Officer, QCR Holdings, Inc.

Christine D. Kennedy
Chief Financial Officer,
m2 Lease Funds, LLC

William M. Tank
Director, m2 Lease Funds, LLC
Executive Vice President, Chief Credit Officer, QCR Holdings, Inc.

By thinking locally, but acting nationally, m2 Lease Funds continues to differentiate itself from its peers.

m2 Lease Funds was started in 1998 and became a part of the QCR Holdings family in 2005. Today m2 has over 3,500 leases located in virtually every state. As an equipment leasing generalist, m2 leases all varieties of equipment. Currently the largest equipment concentrations include manufacturing, technology, marine, healthcare, packaging, transportation and software.

On the surface, banking and equipment leasing may appear to be very similar. However, each requires different expertise, skill sets and strategies. Although by asset size m2 Lease Funds is the smallest QCR Holdings entity, it is a material contributor to the overall Holding Company's earnings. m2 provides higher returns and spreads and consequently provides a better return on assets and equity than our sister banks. To best utilize QCRH's capital resources, we believe that m2 should grow to be 10% of the Holding Company's assets. This initiative began in mid-2013 and we are on our way to reaching that goal. It is our plan to reach the 10% goal within four years.

How do we grow? We believe that the m2 business model of providing quick and responsive turnarounds in a simple and straight forward manner remains sound and for us to grow we only need to add more "talent" to our Team. Unlike our sister bank's goals of increasing market share in their local communities, m2 does business nationwide. m2 doesn't have a local community to call home, so we expand by adding new employees nationally. In the past six months we have added 4 new business development officers. They are located in Pennsylvania, Florida, Illinois and another individual in Iowa. They join our other business producers in Wisconsin, Minnesota, Iowa, North Carolina and South Carolina.

2013 was a good year for m2 as net income improved by 8% to $3.6 million and assets increased more than 25%, ending the year with assets of $136 million. New equipment purchases (equipment that we lease) were up over 40% from the preceding year. After tax return on equity was 14.5% and return on assets was 2.13%.

We are optimistic on the outlook for 2014. The strategy for 2014 and beyond is to add, grow, contribute strong earnings and repeat.

Stock Price Year-End 2003 - 2013



$25
$20
$15
$10
$5
12.31.03
12.31.04
12.30.05
12.29.06
12.31.07
12.31.08
12.31.09
12.31.10
12.30.11
12.31.12
12.31.13

Total Deposits 2006 / 2013



December 31, 2006 - Total $875.5 MM

Non Interest Bearing Demand
$124.2 MM or 14%

Interest Bearing Demand
$334.0 MM or 38%

CD's
$417.3 MM or 48%
Retail: $345.8 MM or 40%
Brokered: $71.4 MM or 8%



December 31, 2013 - Total $1,647.0 MM

Non Interest Bearing Demand
$542.6 MM or 33%

Interest Bearing Demand
$715.6 MM or 43%

CD's
$388.8 MM or 24%
Retail: $326.9 MM or 20%
Brokered: $61.9 MM or 4%

QCR Holdings, Inc. - Facility Map

FACILITY	STREET ADDRESS	CITY	STATE	ZIP	DATE OPENED/ACQUIRED **
Quad City Bank & Trust	2118 Middle Road	Bettendorf	Iowa	52722	Jan 1994
Quad City Bank & Trust	4500 N. Brady Street	Davenport	Iowa	52806	July 1996
Quad City Bank & Trust	3551 7th Street	Moline	Illinois	61265	Feb 1998
Quad City Bank & Trust	5405 Utica Ridge Road	Davenport	Iowa	52807	Oct 2000
Cedar Rapids Bank & Trust	500 First Avenue NE, Suite 100	Cedar Rapids	Iowa	52401	July 2005 (Sept 2001*)
Rockford Bank & Trust	308 W. State Street, Suite 100	Rockford	Illinois	61101	Feb 2014 (Jan 2005*)
Quad City Bank & Trust	1700 Division Street	Davenport	Iowa	52804	Mar 2005
Cedar Rapids Bank & Trust	5400 Council Street NE	Cedar Rapids	Iowa	52402	June 2005
m2 Lease Funds, LLC	175 N. Patrick Blvd. Suite 140	Brookfield	Wisconsin	53045	August 2005
Rockford Bank & Trust	4571 Guilford Road	Rockford	Illinois	61107	Nov 2006
Community Bank & Trust	422 Commercial Street	Waterloo	Iowa	50701	May 2013 **
Community Bank & Trust	11 Tower Park Drive	Waterloo	Iowa	50701	May 2013 **
Community Bank & Trust	312 W. 1st Street	Cedar Falls	Iowa	50613	May 2013 **

*Former location


3
2
1
5
4

1. Quad City Bank & Trust (5 Locations)
2. Cedar Rapids Bank & Trust (2 Locations)
3. Community Bank & Trust (3 Locations)
4. Rockford Bank & Trust (2 Locations)
5. m2 Lease Funds, LLC (1 Location)

QCR Holdings, Inc. Consolidated Financial Highlights

	As of		As of	
	December 31, 2013		December 31, 2012	
	(dollars in thousands, except share data)			
CONDENSED BALANCE SHEET	Amount	%	Amount	%
Cash, federal funds sold, and interest-bearing deposits	$ 114,431	5%	$ 110,488	5%
Securities	697,210	29%	602,239	29%
Net loans/leases	1,438,832	60%	1,267,462	61%
Core deposit intangible	1,870	0%	-	0%
Goodwill	3,223	0%	3,223	0%
Other assets	139,387	6%	110,318	5%
Total assets	$ 2,394,953	100%	$ 2,093,730	100%
Total deposits	$ 1,646,991	68%	$ 1,374,114	66%
Total borrowings	563,381	24%	547,758	26%
Other liabilities	37,004	2%	31,424	1%
Total stockholders' equity	147,577	6%	140,434	7%
Total liabilities and stockholders' equity	$ 2,394,953	100%	$ 2,093,730	100%
SELECTED INFORMATION FOR COMMON STOCKHOLDERS' EQUITY				
Common stockholders' equity *	$ 117,778		$ 87,271	
Common shares outstanding **	7,884,462		4,918,202	
Book value per common share *	$ 14.94		$ 17.74	
Tangible book value per common share ***	$ 14.29		$ 17.08	
Closing stock price	$ 17.03		$ 13.22	
Market capitalization	$ 134,272		$ 65,019	
Market price / book value	114.00%		74.50%	
Market price / tangible book value	119.17%		77.39%	
Tangible common equity **** / total tangible assets (TCE/TA)	4.71%		4.02%	
TCE/TA excluding accumulated other comprehensive income	5.29%		3.80%	
REGULATORY CAPITAL RATIOS:				
Total risk-based capital ratio	12.99%		12.71%	
Tier 1 risk-based capital ratio	11.57%		11.27%	
Tier 1 leverage capital ratio	8.04%		8.13%	

	For the year ended December 31,	
CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY	2013	2012
Beginning balance	$ 140,434	$ 144,433
Net income	14,938	13,106
Other comprehensive income (loss), net of tax	(18,351)	(48)
Preferred and common cash dividends declared	(3,627)	(3,877)
Issuance of 834,715 shares of common stock for acquisition of CNB, net	13,017	-
Redemption of 10,223 shares of Series F Preferred Stock (SBLF)	-	(10,223)
Purchase of noncontrolling interest	-	(4,782)
Other *****	1,166	1,825
Ending balance	$ 147,577	$ 140,434

* Includes accumulated other comprehensive income.

** Increase is mostly the result of shares issued for conversion of Series E Preferred Stock (2,057,502 shares at $12.15/share) and acquisition of CNB (834,715 shares).

*** Includes accumulated other comprehensive income and excludes intangible assets.

**** Tangible common equity is defined as total common stockholders' equity excluding equity of noncontrolling interests and excluding goodwill and other intangibles. This ratio is a non-GAAP financial measure. The Company's management believes that this measure is important to many investors in the marketplace who are interested in changes period to period in common equity exclusive of changes in intangible assets.

***** Includes mostly common stock issued for options exercised and the employee stock purchase plan, as well as stock-based compensation.

	For the Year Ended				
	December 31, 2013		December 31, 2012		
	(dollars in thousands, except per share data)				
CONDENSED INCOME STATEMENT		Amount		Amount	% Change
Interest income	$	81,872	$	77,376	6%
Interest expense		17,767		19,727	-10%
Net interest income		64,105		57,649	11%
Provision for loan/lease losses		5,930		4,371	36%
Net interest income after provision for loan/lease losses		58,175		53,278	9%
Noninterest income		25,814		16,621	55%
Noninterest expense		64,433		52,259	23%
Net income before taxes		19,556		17,640	11%
Income tax expense		4,618		4,534	2%
Net income	$	14,938	$	13,106	14%
Less: Net income attributable to noncontrolling interests		-		488	-100%
Net income attributable to QCR Holdings, Inc.	$	14,938	$	12,618	18%
Less: Preferred stock dividends		3,168		3,496	-9%
Net income attributable to QCR Holdings, Inc. common stockholders	$	11,770	$	9,122	29%
Earnings per share attributable to QCR Holdings, Inc.:					
Basic	$	2.13	$	1.88	13%
Diluted	$	2.08	$	1.85	12%
Weighted average common shares outstanding		5,531,948		4,844,776	
Weighted average common and common equivalent shares outstanding		5,646,926		4,919,559	
AVERAGE BALANCES					
Assets	$	2,330,604	$	2,025,691	
Loans/leases	$	1,425,364	$	1,219,623	
Deposits	$	1,594,939	$	1,310,360	
Total stockholders' equity	$	145,906	$	141,793	
Common stockholders' equity	$	102,525	$	84,159	
KEY PERFORMANCE RATIOS					
Return on average assets ***		0.64%		0.62%	
Return on average common equity **		11.48%		10.84%	
Return on average total equity ***		10.24%		8.90%	
Price earnings ratio LTM *		8.00 x		7.07 x	
Net interest margin (TEY)		3.03%		3.14%	
Nonperforming assets / total assets		1.28%		1.41%	
Net charge-offs / average loans/leases		0.31%		0.27%	
Allowance / total loans/leases ****		1.47%		1.55%	
Allowance / nonperforming loans ****		104.70%		78.47%	
Efficiency ratio		71.66%		70.36%	
Full-time equivalent employees *****		400		356	

* LTM: Last twelve months

** The numerator for this ratio is "Net income attributable to QCR Holdings, Inc. common stockholders"

*** The numerator for this ratio is "Net income attributable to QCR Holdings, Inc."

**** Upon acquisition per GAAP, the acquired loans are recorded at market value which eliminated the allowance and impacts these ratios.

***** Community Bank & Trust had 41 full-time equivalent employees at December 31, 2013.

	As of					
	December 31, 2013			December 31, 2012		
	(dollars in thousands)					
ANALYSIS OF LOAN DATA		Amount	%		Amount	%
Nonaccrual loans/leases	$	17,878	59%	$	17,932	60%
Accruing loans/leases past due 90 days or more		84	0%		159	1%
Troubled debt restructures - accruing		2,523	8%		7,300	25%
Other real estate owned		9,729	32%		3,955	13%
Other repossessed assets		346	1%		212	1%
Total nonperforming assets	$	30,560	100%	$	29,558	100%
Net charge-offs (calendar year-to-date)	$	4,408		$	3,235	
Loan/lease mix:						
Commercial and industrial loans	$	431,688	30%	$	394,244	31%
Commercial real estate loans		671,753	46%		593,979	46%
Direct financing leases		128,901	9%		103,686	8%
Residential real estate loans		147,356	10%		115,582	9%
Installment and other consumer loans		76,034	5%		76,720	6%
Deferred loan/lease origination costs, net of fees		4,548	0%		3,176	0%
Total loans/leases	$	1,460,280	100%	$	1,287,387	100%
Less allowance for estimated losses on loans/leases		21,448			19,925	
Net loans/leases	$	1,438,832		$	1,267,462	
ANALYSIS OF SECURITIES DATA						
Securities mix:						
U.S. government sponsored agency securities	$	356,473	51%	$	338,609	57%
Municipal securities		180,361	26%		97,615	16%
Residential mortgage-backed and related securities		157,429	23%		163,601	27%
Other securities		2,947	0%		2,414	0%
Total securities	$	697,210	100%	$	602,239	100%
ANALYSIS OF DEPOSIT DATA						
Deposit mix:						
Noninterest-bearing demand deposits	$	542,566	33%	$	450,660	33%
Interest-bearing demand deposits		715,643	43%		587,201	43%
Time deposits		326,852	20%		290,933	21%
Brokered time deposits		61,930	4%		45,320	3%
Total deposits	$	1,646,991	100%	$	1,374,114	100%
ANALYSIS OF BORROWINGS DATA						
Borrowings mix:						
FHLB advances	$	231,350	41%	$	202,350	37%
Wholesale structured repurchase agreements		130,000	23%		130,000	24%
Customer repurchase agreements		98,823	18%		104,943	19%
Federal funds purchased		50,470	9%		66,140	12%
Junior subordinated debentures		40,290	7%		36,085	7%
Other		12,448	2%		8,240	1%
Total borrowings	$	563,381	100%	$	547,758	100%

ANALYSIS OF NET INTEREST INCOME AND MARGIN

	For the Year Ended					
	December 31, 2013			December 31, 2012		
	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost
			(dollars in thousands)			
Securities *	$ 700,344	$ 16,140	2.30%	$ 603,568	$ 14,268	2.36%
Loans *	1,425,364	67,484	4.73%	1,219,623	64,100	5.26%
Other	74,570	853	1.14%	73,009	891	1.22%
Total earning assets *	$ 2,200,278	$ 84,477	3.84%	$ 1,896,200	$ 79,259	4.18%
Deposits	$ 1,076,533	$ 4,715	0.44%	$ 898,321	$ 6,219	0.69%
Borrowings	552,776	13,052	2.36%	545,080	13,508	2.48%
Total interest-bearing liabilities	$ 1,629,309	$ 17,767	1.09%	$ 1,443,401	$ 19,727	1.37%
Net interest income / spread *		$ 66,710	2.75%		$ 59,532	2.81%
Net interest margin *			3.03%			3.14%

* Includes nontaxable securities and loans. Interest earned and yields on nontaxable securities and loans are determined on a tax equivalent basis using a 34% tax rate for each period presented.

ANALYSIS OF NONINTEREST INCOME

	For the Year Ended		
	December 31, 2013	December 31, 2012	% Change
		(dollars in thousands)	
Trust department fees	$ 4,942	$ 3,632	36%
Investment advisory and management fees	2,580	2,361	9%
Deposit service fees	4,267	3,486	22%
Gain on sales of residential real estate loans	836	1,388	-40%
Gain on sales of government guaranteed portions of loans	2,149	1,070	101%
Earnings on cash surrender value of life insurance	1,786	1,609	11%
Credit card fees, net of processing costs	175	599	-71%
Subtotal	$ 16,735	$ 14,145	18%
Bargain purchase gain on CNB acquisition	1,841	-	100%
Gains on sales of certain Community National Bank branches	2,334	-	100%
Losses on other real estate owned, net	(545)	(1,333)	-59%
Securities gains	432	105	311%
Other **	5,017	3,704	35%
Total noninterest income	$ 25,814	$ 16,621	55%

ANALYSIS OF NONINTEREST EXPENSE

Salaries and employee benefits	$ 37,510	$ 33,275	13%
Occupancy and equipment expense	6,712	5,635	19%
Professional and data processing fees	6,425	4,318	49%
FDIC and other insurance	2,587	2,331	11%
Loan/lease expense	1,522	1,042	46%
Advertising and marketing	1,727	1,445	20%
Postage and telephone	1,069	960	11%
Stationery and supplies	562	541	4%
Bank service charges	1,145	854	34%
Subtotal	$ 59,259	$ 50,401	18%
Acquisition and data conversion costs	2,353	-	100%
Other-than-temporary-impairment losses on securities	-	62	-100%
Other	2,821	1,796	57%
Total noninterest expense	$ 64,433	$ 52,259	23%

** Following is a detailed breakdown of Other Noninterest Income:

Gain on sale of credit card loan portfolio	$ 495	$ -	100%
Gain on sale of credit card issuing operations	355	-	100%
Gain on sale of certain nonperforming loans	576	-	100%
Gain on sale of equity interest	-	580	-100%
Debit card fees	992	951	4%
Fees on interest rate swaps on commercial loans	105	616	-83%
Miscellaneous	2,494	1,557	60%
TOTAL	$ 5,017	$ 3,704	35%

STOCK LISTING INFORMATION

The common stock of QCR Holdings, Inc. is traded on the NASDAQ Global Market under the symbol QCRH.

COMMON STOCK

Calendar 2013	High	Low
4th Quarter	$ 18.20	$ 15.65
3rd Quarter	16.51	14.96
2nd Quarter	16.50	13.18
1st Quarter	16.96	13.05

Calendar 2012	High	Low
4th Quarter	$ 15.50	$ 11.40
3rd Quarter	14.98	12.62
2nd Quarter	14.50	10.70
1st Quarter	12.45	8.50

Calendar 2011	High	Low
4th Quarter	$ 9.23	$ 8.42
3rd Quarter	9.93	8.70
2nd Quarter	9.47	7.29
1st Quarter	8.67	7.22

DIVIDEND INFORMATION

Record Date	Payment Date	Amount Per Share
12.20.13	01.07.14	$ .04
06.21.13	07.08.13	.04
12.22.12	01.07.13	.04
06.21.12	07.06.12	.04
12.26.11	01.06.12	.04
06.23.11	07.07.11	.04

Annual Meeting of Stockholders

The Annual Meeting of the Stockholders of QCR Holdings, Inc. will be held:

May 14, 2014 at 10:00 am
St. Ambrose University - Rogalski Center
2100 North Ripley Street
Davenport, IA 52803

Annual Report on Form 10-K

Copies of the QCR Holdings, Inc. annual report on Form 10-K and exhibits filed with the Securities and Exchange Commission (SEC), are available to stockholders without charge by accessing our internet site at **www.qcrh.com** or by writing:

John R. Oakes
1st Vice President, Controller and
Director of Financial Reporting

QCR Holdings, Inc.
3551 Seventh Street
Moline, IL 61265
309.743.7761

The SEC maintains an internet site that contains reports, proxy, and information statements and other information about issuers that file electronically with the SEC. The address of that site is: **www.sec.gov**.

Stock Transfer Agent

Inquiries regarding stock transfer, registration, lost certificates, or changes in name and address should be directed to the stock transfer agent and registrar by writing:

ist Shareholder Services
433 S. Carlton Avenue
Wheaton, IL 60187

Investor Information

Stockholders, investors, and analysts interested in additional information may contact:

Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer

QCR Holdings, Inc.
3551 Seventh Street
Moline, IL 61265
309.743.7745

Independent Registered Public Accounting Firm

McGladrey LLP, Davenport, IA

Corporate Counsel

Lane & Waterman, Davenport, IA
Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, IL

Quad City Bank & Trust Locations

2118 Middle Road
Bettendorf, IA 52722

4500 N. Brady Street
Davenport, IA 52806

3551 Seventh Street
Moline, IL 61265

5405 Utica Ridge Road
Davenport, IA 52807

1700 Division Street
Davenport, IA 52804

Cedar Rapids Bank & Trust Locations

500 First Avenue NE, Suite 100
Cedar Rapids, IA 52401

5400 Council Street NE
Cedar Rapids, IA 52402

Community Bank & Trust Locations

422 Commercial Street
Waterloo, IA 50701

11 Tower Park Drive
Waterloo, IA 50701

312 W. 1st Street
Cedar Falls, IA 50613

Rockford Bank & Trust Locations

308 W. State Street, Suite 100
Rockford, IL 61101

4571 Guilford Road
Rockford, IL 61107

m2 Lease Funds, LLC

175 N. Patrick Blvd., Suite 140
Brookfield, WI 53045

Internet Information

Information on subsidiaries' history, locations, products and services can be accessed on the internet at:

www.qcbt.com
www.crbt.com
www.communitybt.com
www.rkfdbank.com
www.m2lease.com